P.E. 1/31/02

02014459

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FEB 8 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2001

SIEMENS AKTIENGESELLSCHAFT

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit 1

1

Dr. Heinrich v. Pierer,
President and Chief Executive Officer
Siemens AG

Annual Shareholders' Meeting of Siemens AG on January 17, 2002

- Check against delivery -

Ladies and gentlemen:

One year ago I stood before you here and reported on a record year. Today I will talk about a year that was far more difficult. A year that made many demands on us. A year in which we made solid progress in many areas. But also a year in which economic conditions made life really tough for us. We were impacted not only by the general economic slowdown, but above all by unfavorable developments in the information and communications and the semiconductor industries, and partly in the automotive systems industry as well.

Key data 2001

(Slide 1: Key figures for fiscal 2001)

As I present our key data for fiscal 2001 with this background in mind, I believe I have every reason to say that we managed to get through the year pretty well after all.

- First: New orders and sales showed double-digit growth. If we exclude Infineon Technologies AG – which we no longer fully consolidate since early December 2001 – new orders climbed 17 percent and sales 15 percent.

- Second: Net income in fiscal 2001, including all special items as well as restructuring and asset write-downs, totaled EUR2.1 billion. This was substantially less than in the previous year. In fiscal 2000, however, we recorded far larger extraordinary gains – primarily from the IPOs of Epcos and Infineon – and had considerably lower special burdens. These factors complicate comparisons of the two years.

- Third: EBITA (earnings before interest, taxes and amortization) from Operations, excluding Infineon, totaled EUR1.3 billion. This figure includes restructuring charges and asset write-downs of EUR1.9 billion. Excluding these items, EBITA from Operations was EUR3.2 billion. The prior year EBITA was EUR2.8 billion.

- Fourth: Despite increasingly difficult market conditions, we were able to increase net cash from operating activities of Siemens worldwide to EUR7.0 billion, from EUR6.2 billion last year. This marks a notable success, since the old saying "cash is king" is particularly true in a tough economic climate. And we have shown that we take this matter seriously.

In general, our financial statements for the year were positively received by the capital markets. After we released our key figures on November 14, our stock jumped 20 percent within a few days. Overall, the stock price has more than doubled since its lowest level of EUR35 following September 11.

Some of our major competitors – operating within the confines of portfolios focused on industries until recently celebrated as "New Economy" – have run into deep trouble in the past twelve months. As you know, we are also committed to the New Economy – but the New Economy with true substance. That's why I am pleased we didn't let ourselves be detracted from our own course during the gold rush fever of the dot-com days.

Robust business portfolio

(Slide 2: Siemens – A well-balanced business portfolio)

Following the deconsolidation of Infineon, we now have a robust business portfolio that serves us well – especially in difficult times – because it follows various market cycles:

- A number of Groups operate in fields whose markets are stable over extended periods and are currently favorable. This applies in particular to power plants, rail systems and medical solutions, which comprise roughly 30 percent of our business. We enjoy increasingly stronger positions here and are seeing growing profitability. Extraordinarily high order backlogs lead us to expect that these successes will be repeated in the coming years.

- Other Groups – which also contribute about 30 percent of our sales – are subject to shorter general business cycles. Two good examples here are Automation and Drives and Osram. Both Groups have reached a high level of earnings. And we demonstrated last year how these businesses can cope even with unfavorable economic cycles without significant declines in income. These Groups' exemplary practice of continuously monitoring early market indicators provides them with early warning of economic slowdowns, giving them time to take tough and effective countermeasures. That the Groups could also be touched to a certain extent by the enduring economic slump unfortunately cannot be completely excluded.

- Around 40 percent of our sales depend on special industry-specific cycles – in the I and C field, in automotive electronics and in logistics systems. Most of the Groups involved in these businesses contributed strongly to company earnings prior to fiscal 2001. They now face structural problems in their respective industries and must restructure. This is a painful process. But it would be far more painful if we didn't have such a strong overall portfolio.

Ladies and gentlemen, the broad spectrum of our portfolio wasn't always readily accepted. This attitude was less prevalent at our shareholders' meetings. I am very grateful that we always received support from you when we, for example, held on to our medical solutions, power plant and rail systems businesses. We promised you that we would make these businesses healthy again and we did a convincing job of it.

The financial markets didn't always share our views about these businesses in the past. But this has largely changed. During our many talks with financial analysts on our various road shows recently, Mr. Neubürger and I have encountered understanding for

– and even approval of – our portfolio. And this approval is – as I said – reflected by our stock price.

But there is something else that makes Siemens, your company, especially strong. That is our global presence. Today we have operations in 190 countries around the globe. Some 80 percent of our sales are made outside Germany. Around 268,000 of our 450,000 employees work outside Germany. I don't think there are many companies in the world that have such a broad global reach as Siemens. And this global presence also enables us to compensate a decline in one area with positive developments elsewhere.

(Slide 3: Siemens in China)

It is especially gratifying to take a look at our business in the Asia-Pacific region and to note that a vision I expressed some time ago has already become reality. I had said that our business in China would soon develop into Siemens' third largest regional market. And in fact, the ranking of our strongest sales regions in fiscal 2001 showed, for the first time, the U.S. ahead of Germany, and China in third position. We generated EUR4 billion in sales in China last year with 25,000 employees, and are continuing to achieve strong growth. And – what really makes this a success story – we are posting quite respectable profits. Nearly all of our 45 joint ventures in the country are in the black. And we can look to the future with confidence, despite all the risks that are usually associated with such commitments.

Our basic commitment to our portfolio, however, does not mean that our Groups can have a false sense of security that they are more or less inviolable no matter what. No, all Siemens Groups must do their homework and reach their earnings targets. Only those which succeed have long-term perspectives here at Siemens. Then the company as a whole can only profit from our broad spectrum of activities. And our customers, our employees and our shareholders with us.

Ladies and gentlemen, I think a word about Infineon Technologies AG is appropriate while we are on the subject of our portfolio. You know our stand on this company. I have often said that we believe Infineon has an outstanding position in its industry. We have built up a business over the past twenty years that is quite respectable.

But I have also repeatedly stated that we do not want to continually satisfy the high capital needs of Infineon. This would endanger the future of other Siemens Groups. I have also made it clear that the volatility of this business is, over the long run, an unacceptable burden on our earnings and thus for our shareholders – who have a different stock profile in mind. This was made quite clear again in the past fiscal year. Infineon posted an EBIT loss of EUR1 billion and thus a negative earnings swing of EUR2.7 billion compared to last year. This naturally had a major negative impact on our overall earnings.

We have therefore rigorously and systematically pursued our separation from Infineon. Early in January, we reduced our stake in the company to 41 percent. We will continue to decrease our stake step-by-step in the fairest way possible for the market, as in the past.

Medium-term performance targets

What are our performance targets for the future? Our business is largely oriented toward the medium term. As a result, we set very concrete performance yardsticks every few years. You will recall our Ten-Point Program presented in the summer of 1998. We reached its goals in fiscal 2000, achieving positive economic value added (EVA).

In December 2000 we defined our next targets, namely for fiscal 2003. This time we didn't want to set an overall company goal, but rather concrete targets for each Group. These targets are also based on economic value added. To make them easier to understand and to facilitate comparisons with other companies, however, we have defined and published the targeted profit margins as EBITA in relation to sales.

(Slide 4: Group margin targets for 2003)

The targets were set after carefully analyzing market opportunities at the time, the performance of our competitors, and the actual potential of our operating Groups. These targets hold today. But I think everyone would agree that corrections are naturally needed in the course of time:

- For formal reasons, for example, such as when a Group's portfolio has changed. That is the case with Siemens Dematic AG, a company which was first formed in the course of fiscal 2001 from the merger of our Production and Logistics Systems Group with Dematic AG of Atecs Mannesmann. We have made the necessary mathematical adjustments here.

- Or, if our potential has developed better than expected. That is the case with Power Generation, Transportation Systems and Medical Solutions. For these Groups, the upper end of the margin band is now the target.

- Or, if markets are affected by a more difficult structural situation than was discernible when we originally set our margin targets. This holds for all three Groups in our Information and Communications business area. They are being given extra time to reach their margin targets. I believe this is understandable and fair.

By the way, we have taken another major step toward providing the greatest reporting transparency possible by publishing these Group-specific margin targets. We are doing this for two reasons:

- First, because we want to give you, our shareholders, a comprehensive view of our business. You should see our successes, but also the concrete challenges we face.

- And second, because we want to give our employees and especially our managers a true picture of their business, their jobs and their personal perspectives. I am convinced that this openness is valued, especially by our top performers. Particularly in difficult situations, presenting a clear picture of what is going on is far better than hiding individual segment results behind a company's overall figures. Spotting problems is always the first step toward solving them. Even when such openness sometimes feeds external criticism. We have to live with this. We must accept this as the price for our openness.

Short-term corrections, sustainable success

Ladies and gentlemen, in difficult times like these, it is a particular concern of mine that we don't just automatically resort to cost-cutting alone. The Siemens employee shareholder association "Verein Belegschaftsaktionäre, Unsere Aktien e.V." announced prior to today's meeting that it doesn't intend to ratify the acts of the Managing Board because – among other reasons – of our workforce reductions. You will have to decide on this point. But I can assure you once again that we resort to job cuts only after careful consideration. One criteria is that short-term restructurings must be part of programs designed to secure the company's future. This holds for organizational measures as well as strategic decisions.

(Slide 5: Siemens – Research and development)

This future-oriented approach also applies especially to developing innovations – for products, systems, solutions and business processes. In our last fiscal year – despite the difficult situation in individual Groups – our expenditures for research and development reached a record high: EUR6.8 billion including Infineon, EUR5.6 billion excluding Infineon. We know that a breakthrough innovation marked the birth of our company over 150 years ago, and innovation continues to be our lifeblood.

Innovation is a prerequisite for profitable growth. We now show more than 9,000 invention registrations a year, or nearly 7,000 excluding Infineon. This boils down to 30 invention registrations per work day. In the past fiscal year, we filed more than 6,000 patent applications. According to official statistics, Siemens is the largest patent applicant at both the German Patent and Trademark Office and the European Patent Office.

Following the practice of many generations at Siemens, we strive to combine short-term success with long-term sustainability. For us, sustainability means not only long-term profitability – despite the cyclical nature of our various businesses – but also environmental and social responsibilities as a global citizen and a citizen of the many countries in which we operate.

We understand and accept our responsibility as a corporate citizen. This year we have again published a special report – the Corporate Citizenship Report 2001 – highlighting our efforts in this area. We have grouped our social commitments into seven action areas:

(Slide 6: Social responsibility)

- Externally – in the fields of learning and research, public welfare, and arts and culture.

- Internally – in the fields of training and diversity – nurturing people of all social groups – as well as employee-oriented policies with an emphasis on occupational safety and health.

  At this point I would like to stress that we take our responsibilities for vocational training and continuing education especially seriously. Last year in Germany we again took on more than 3,000 new apprentices. At present, over 9,000 young people are training at Siemens in Germany, and a total of nearly 13,000 worldwide. We spend over EUR500 million on vocational training and continuing education every year.

- We also maintain a comprehensive social dialogue in our SiemensForums and at our various locations. This dialogue is the binding element between our commitment to employees and to society.

We are a founding member of "econsense – Forum for Sustainable Development," an initiative of German industry to which over 20 prominent multinational companies headquartered in Germany belong.

The general public and our investors are showing growing interest in these topics. This is reflected, for example, by the increasing importance of the Dow Jones Sustainability

Index, which evaluates companies on the basis of sustainability criteria. Siemens was listed on this index in 2001 for the second time. We were included primarily because of our environmental activities, our social commitment, and our long-term orientation to economic success.

Successful turnarounds at Medical Solutions, Power Generation and Transportation Systems

Ladies and gentlemen, I wanted to touch on these fundamental themes that characterize our company philosophy. But naturally I know that our company's current status is the primary focus of interest at the shareholders' meeting. As I noted at the beginning of my remarks, we made solid progress in some areas despite the generally difficult situation.

(Slide 7: Medical Solutions – A success story)

- This is particularly true for our Medical Solutions Group. I have already pointed out that a few years ago this Group was among those Siemens activities that some observers thought we should get rid of – because we didn't have a chance to make sustainable profits.

  We made the turnaround. And we used all the tools of our company-wide *top*$^{+}$ business excellence program. The program operates under the motto: "clear goals, concrete measures and definite consequences." Among the clear goals was one we had never so formulated until recently: "Beat GE! Beat General Electric!" Why shouldn't we too aim at comparable profit margins of over 10 percent in businesses where we are in fact comparable to GE?

  Among the concrete measures are things like accelerating pace-setting innovations, continually improving product quality and using employed capital efficiently. And definite consequences applied, above all, to the choice of our managers. The Group Executive Management of Medical Solutions put in a team of managers at the division level who were committed to meeting the Group's pressing challenges and who would consistently implement the necessary measures.

But that wasn't all. Early in the game, and earlier than others, Medical Solutions saw where the industry was heading. The focus would be not only on outstanding and cost-optimized medical products – such as in x-ray diagnostics, computed tomography and magnetic resonance imaging, in ultrasound, angiography, or audiology – but also on providing systems for improving overall efficiency in healthcare. With this in mind, we concentrate on integrated solutions combining state-of-the-art information technology with services to optimize procedures in medical practices and hospitals.

And I like to note that – with the acquisition of Shared Medical Systems in the U.S. – our Medical Solutions Group is now the world's largest provider of IT services in the healthcare industry. As part of this drive, we are also developing new programs for the rehabilitation and care of patients in their own homes. I am convinced that completely new markets will develop in this area.

Siemens Medical Solutions generated an EBITA of more than EUR800 million last year, making it the company's second most profitable business. And the positive trend is continuing.

(Slide 8: Power Generation – Tomorrow's leader)

- The Power Generation Group will become the company's most profitable unit in the course of the current fiscal year. With an EBITA of more than EUR600 million last year, it was already heading for the top. The situation at Power Generation was similar to that at Medical Solutions. Just two years ago, scarcely anyone believed that the former KWU would do such an outstanding job of mastering the necessary restructuring.

  Today, the Group concentrates primarily on the fossil-fuel power plant business. And with our takeover of the Demag Delaval Group at Atecs Mannesmann, Power Generation has also become a worldwide leading supplier of industrial power conversion plants. The nuclear power generation and hydropower generation businesses were successfully folded into joint ventures to bring them into leading market positions. Siemens now holds only minority stakes in both companies.

Siemens Power Generation has done an exemplary job of integrating Westinghouse Power. We have also made enormous progress handling the technical development of gas and steam turbines after the initial well-known difficulties. We are now in a strong Number 2 position worldwide in fossil-fueled power plants and have increased our lead over other competitors.

The booming U.S. power plant business has helped us. It began just as our Westinghouse acquisition was approved by the antitrust authorities. Siemens Power Generation is successful not only in the U.S., but in all other parts of the world as well. In recent months we have landed a number of major orders from customers in Europe, Asia-Pacific and the Middle East. Let me mention one example here: In December we won the contract for the Shuweihat Plant in the United Arab Emigrates, worth EUR700 million. Our order backlog on December 31, 2001 totaled around EUR26 billion. This backlog secures the workforce up through 2004. And additional interesting projects are in the pipeline.

In order to limit business risks and further boost earnings, the Group not only depends on power plants, but is also steadily growing its components and service business. The profitable service business is being expanded through an innovative spectrum of services and long-term operating and maintenance contracts coupled with new power plant orders. We are making excellent progress here. All in all, a very positive development.

(Slide 9: Transportation Systems – Solid prospects)

- The story is similarly positive for the third Group that has succeeded in making a remarkable turnaround from a very difficult situation: <u>Transportation Systems</u>, our rail systems business. With an EBITA of slightly under EUR200 million, the Group didn't join the ranks of our leading units in the past fiscal year but is rigorously and systematically working its way toward that goal. This success was also made possible by applying all tools in our *top*$^+$ business excellence program – ranging from productivity-boosting measures to innovations.

Transportation Systems succeeded in eliminating earlier process and quality problems. Two major factors here were the development of the Group's test center in Wildenrath and its strategy to design and build as many rail vehicles as possible on the basis of a uniform and proven technical platform.

Among the most spectacular orders received in the past fiscal year were the 1,200 rail vehicles for regional service in the United Kingdom, the success of the ICE 3 in Spain, and naturally the Transrapid order for Shanghai. These and other project successes throughout the world increased the order backlog of Siemens Transportation Systems to more than EUR11 billion at December 31, 2001. This backlog ensures full production capacity for a number of years.

As with Power Generation, the profitable service business is also playing an increasingly important role at Transportation Systems. This is the best basis for sustainable success.

So much for the three successful turnarounds. I am certain that I will be able to present additional examples of success next year. I expect one of them to be our Power Transmission and Distribution Group, which has made a breakthrough in the field of high-voltage direct-current – abbreviated as HVDC – power transmission after years of heavy up-front investments. This is a technical field with great potential for the future.

Among the best-known reference projects in this field is the HVDC link between Northern Ireland and Scotland, a turnkey project featuring transformer stations with innovative power electronics at each end of the link. We are also employing this future-oriented technology for the transformer stations being built for a HVDC line in China that will link the western part of the country with heavily populated centers in the southeast. It is clear that innovation is not confined to the so-called New Economy alone, but is the backbone of traditional business areas as well. I like to emphasize this point again and again: innovative strength is what made Siemens great. And will keep it great in the future.

Operation 2003

What are the primary factors that will determine whether we can reach our earnings targets in fiscal 2003? We have grouped them under the heading "Operation 2003." There are five action areas:

(Slide 10: Operation 2003 –Five action areas)

- First of all are the various programs for increasing the profitability of the Groups in the Information and Communications business area.

  The Information and Communication Networks Group has undertaken a basic reorientation of its activities. It has defined concrete measures that are controlled monthly and adjusted if needed. These measures include reducing the number of production sites by half, optimizing sales channels, and accelerating development activities in innovation fields with a highly promising future. We are concentrating on two fields: IP convergence – the convergence of voice and data technology on the basis of the Internet Protocol – and broadband access technologies. We intend to further expand our leading positions in both areas.

  However, in view of the restrained willingness to invest on the part of telecom operators and major enterprises, and in light of the simultaneous, sweeping changes in technologies, the Group will have to fight for some time in order to regain its former profitability.

  It is only cold comfort – actually none at all – that nearly all major competitors in this field are having difficulties. Some proud names in the business are close to economic ruin. Compared to other competitors, our IC Networks Group is in a relatively good position. Last year, the Group coped with EUR1.1 billion in charges for restructuring and special write-downs. Without these special effects, IC Networks showed a positive operating EBITA of slightly under EUR200 million.

The second Group in our Information and Communication business area is IC Mobile. It offers a mixed picture. Mobile Networks – the infrastructure business with base stations and other equipment for mobile telephone systems – posted a 50 percent increase in sales and a positive EBITA of over EUR400 million. This is a notable success, particularly when one considers the cooling market. A timely productivity-boosting program has been initiated to help secure earnings even in times of weaker prices.

The Group has made a strong turnaround in its Mobile Phones Division. Within a very short time, the expansive growth market more or less stagnated last year – and on a global scale. With the help of drastic cost-cutting measures, IC Mobile has succeeded in lowering its breakeven point – the number of units it must produce to show a profit – to 28-30 million mobile phones.

Ladies and gentlemen, a German news magazine recently reported that things must be pretty bad at Siemens if its CEO has to do his own advertising for the company's mobile phones. The article referred to our annual press conference in December, which I once again gladly used as an opportunity to display one of our attractive products. I've gotten used to always having one or two with me. I will spare you today. But you will have to admit that the cooperation with "Siemens mobile" brought Germany's ski jumpers a lot of luck. It really pays off, then, not only to be on the right team, but also to have the right cell phone. And we want to soar as high and far as Hannawald and his teammates – not only on their shirts, but with our products.

IC Mobile also showed an operating profit of more than EUR100 million, if one excludes the special write-downs which totaled over EUR400 million. I am convinced that the Group is on the right track.

- The third Group in the Information and Communications business area, Siemens Business Services, also has to master major challenges. The aim here is to concentrate on core business fields and to build up their profitability. This is especially true for the business with information and communications services. Services like making certain that customers' installed IT systems are as secure as possible and operate with high availability.

The Group will also continue to pursue the rapidly growing business with solutions for electronic and mobile business. Siemens Business Services already offers numerous innovative customer solutions in this field – including Mobile Banking (for mobile bank transactions), Mobile Office (for mobile access to wired office networks) and Mobile Travel (for making travel reservations by mobile phone).

Siemens Business Services has problems, however, with complex business outsourcing projects. In such projects, we took over the development and the implementation of entire business processes, together with the involved employees. In the future we will have to very carefully evaluate where we choose to handle such business and where we don't. We will see if we have the necessary competence or if we can at least gain that competence quickly and comprehensively enough.

Siemens Business Services showed a negative EBITA of nearly EUR260 million for fiscal 2001. This includes more than EUR240 million for restructuring measures and special items. We have defined what must be done. And we are doing it.

- The second action area in Operation 2003 focuses on integrating the activities we took over from Atecs Mannesmann. This applies above all to the Dematic and VDO companies. The two newly created Groups – Siemens Dematic and Siemens VDO Automotive – have defined and begun to implement restructuring and integration programs. These programs are also based on our good experiences with *top*+ and lead us to expect productivity gains of roughly EUR1 billion per Group within a short time.

Siemens Dematic is continuing to build on its leading worldwide position as a complete provider of logistics solutions. This field has especially strong growth potential. At present, however, the business is going through a reorientation phase precipitated by weakening demand in some customer segments, making it necessary to take further action.

In fiscal 2001, in which the new Dematic part was included for five months, the

Group posted a negative EBITA of nearly EUR60 million. This was largely attributable to integration costs and accruals for possible losses in ongoing business. Excluding these special effects, the Group also had a positive operating result.

The other new Group, Siemens VDO Automotive, operates in one of the fastest growing fields in the automotive supply industry. This is particularly true for the sectors of infotainment (such as navigation systems), engine management systems (like the new diesel direct injection based on piezo ceramics), and passenger protection systems (like electronic air bag controls). The merger of Siemens Automotive and VDO has created a leading automotive electronics company that works closely with all major automobile manufacturers throughout the world. The Group now has the necessary critical mass to bear the cost of substantial development projects.

In fiscal 2001 – in which the business taken over from Atecs Mannesmann was also included for five months – the Group recorded a negative EBITA of more than EUR260 million. This included special effects of nearly EUR100 million. Excluding these burdens, the Group's operating results would still have been negative, primarily due to the sale of the electrical distribution system business and to extensive development costs in the diesel and infotainment sectors. These costs were not offset by sufficiently high sales. But the targeted sales volumes will soon be seen.

Ladies and gentlemen, the acquisition of Atecs Mannesmann together with Bosch was – despite these current burdens on our earnings – a good move. It put us in strong strategic positions in these businesses. The two new companies – Siemens Dematic and Siemens VDO Automotive – have dipped into the red momentarily, largely due to the cost of integration. Similar costs always occur in such cases before the advantages of the deal can take hold. At the same time, both Groups have to cope with current structural changes in their respective industries. I am confident that the fruits of the introduced strategic and operative measures will soon appear on the bottom line.

By the way, I would like to note at this point that – as previously announced – we are separating step-by-step from those Atecs companies which do not strategically fit the business portfolios of Bosch or Siemens. We have already made this move with Sachs through its sale to Zahnradfabrik Friedrichshafen. The sale process is proceeding with Stabilus, a separate part of Sachs and world leader in gas springs. The same is true for parts of the Dematic crane business. We will also find a suitable new owner for the stake in Krauss-Maffei Wegmann. At a later date we intend to revive the sale process for the Mannesmann Plastics Machinery Group, which the former Mannesmann management had already earmarked for sale.

- The third action area in Operation 2003 involves our U.S. business. As a result of organic growth and acquisitions, our U.S. business now generates around EUR20 billion, exceeding our business volume in the German market. However, this does not yet hold for earnings. They are unsatisfactory – also largely due to special burdens. To remedy this situation, we launched an initiative one year ago to substantially boost our earnings in the U.S. In our *top⁺* U.S. Business Initiative, we are evaluating the strategies and business processes of the individual U.S. operating companies and implementing cross-company programs to intensify the use of synergies within all of Siemens.

  We have launched measures to optimize the business portfolios and restructure operations at our U.S. operating companies. The Corporate Executive Committee will meet in the U.S. in February to assess the progress that has been made. If needed, further correctional measures will be taken.

  We are enjoying growing success in the U.S. market by having various Siemens companies present one face to key customer groups. Notable orders include contracts to modernize JFK Airport in New York, to build a new stadium in Houston, Texas, and to provide infrastructure for the Winter Olympic Games in Salt Lake City. These orders show that we are on the right track.

- As well as focusing on the innovation and quality management instruments in our *top⁺* toolkit, we are also giving top priority to asset management. The fourth action area in Operation 2003 concentrates on further reducing employed capital and improving our free cash flow. This drive quickly produced solid results in the fourth quarter of fiscal 2001, which I mentioned before. We will continue our efforts in this area.

- And finally, our fifth action area aims at cutting costs at our corporate headquarters. In fiscal 2002 we expect to reduce costs roughly 15 percent. An additional major step is planned for fiscal 2003. We have directed that similar measures be taken in the headquarters of our Groups, separate legal units and regional companies.

Outlook for 2002

So much for the goals and action areas of our Operation 2003. I am certain that we are focusing on the right issues and measures. We will implement all of these measures step-by-step, just as we did with our Ten-Point Program.

Now what does all this mean for the current fiscal year? Please understand that I can't make any concrete forecasts today. The economic slowdown since the spring of 2001 and the impact of the terrorist attacks on September 11 have made it more difficult than ever before to accurately forecast future business developments. Many of my colleagues in other companies in Europe and the U.S. share this opinion.

Next week – on January 23 – we will present the key figures for the first quarter, that is, for the three months from October to December 2001.

Initial information gives the following picture:

- New orders have again increased in comparison with the previous year. Sales have also increased, but at a slightly lower growth rate. We will have to analyze the effects that the consolidation of the former Atecs Mannesmann companies, among others, and currency translations had on these figures. Overall, it appears that we can be satisfied with the development of our business volume.

- Although earnings from Operations are probably below those of the very strong first quarter of the prior year, they have improved substantially over last year's weak fourth quarter. This has a number of reasons.

For one, because a further strong increase is expected at Power Generation. For another, because our restructuring programs are taking hold. As a result, the four Groups IC Mobile, Siemens Business Services, Siemens Dematic and Siemens VDO Automotive should be back in the black or getting quite close. At IC Networks, however, we still expect a loss, and the market situation doesn't allow us to make a clear picture.

Moreover, the sale of additional Infineon shares made a substantially positive contribution to earnings. The sale of 40 million Infineon shares last week is not included here; the transaction will be cash effective in the second quarter.

As far as the rest of the fiscal year is concerned, we have firmly committed our Groups to move into their respective target corridors set in Operation 2003. I will leave our trend statement at that today.

I would like to take this opportunity to point out that we make a very careful distinction between "targets" and "forecasts." The reason I am mentioning this is that – following our annual press conference and analyst conference in December – the Financial Times, for example, commented it was strange that Siemens knew quite precisely what 2003 would look like, yet Siemens couldn't make concrete forecasts for 2002.

This isn't the case, of course. We are talking about two completely different things. One is to set targets and to say we are confident we will meet them. It is another matter completely to make a forecast about the figures we expect in the next quarters. I believe these differences are self-explanatory.

Global network of innovation

(Slide 12: Global network of innovation)

Ladies and gentlemen, one year ago we began to present Siemens as the "global network of innovation." This global network currently – that is, following the deconsolidation of Infineon – embraces nearly 450,000 employees. They come from all cultures and all social groups – a true multicultural society, if you will. The most important management task at Siemens is to set clear goals for these people, to utilize their knowledge and skills, to enable them to pool their experience, to put the right people in the right jobs, and to ensure their ongoing commitment and motivation.

In order to achieve this, we are including an ever larger number of managers and employees in our incentive systems. For example, we have just offered stock options to 5,400 managers worldwide. In our annual strategic performance reviews, which the Corporate Executive Committee holds with all Groups and regional companies, some 1,250 individuals were evaluated for their personal strengths and weaknesses, their performance and their perspectives. We are engaged in a constructive dialogue with our works councils. And we can now reach some 300,000 employees directly via e-mail.

I am especially pleased at the positive spirit I have noticed in numerous discussions at employee meetings or in e-mail in recent weeks. Siemens – unlike the image it sometimes has with the public – is not an anonymous construction. It is people. People who are committed to their company, to their Group or to their operating company. People who are happy when we are successful and concerned when things don't go as well as expected. People who work together toward common goals. And people who want to fulfill their professional potential in our global company.

And I also want to make this point: I am quite pleased when I see how many new employees we can hire – even in difficult times – to fill vacant positions or new jobs. In recent months the media have reported extensively on job cuts, also at Siemens – a total of roughly 20,000 jobs cuts worldwide at Siemens that have already been made or are planned for the coming months. But what we couldn't effectively convey is the fact that we hired more than 60,000 people worldwide in our last fiscal year. This figure includes over 15,000 in Germany, roughly reflecting the share of the German market in our global sales.

These new employees complement the competencies of our base workforce. They keep us young and bring in fresh ideas. And they are the guarantee that Siemens will have a strong future. For the benefit of our customers. For the benefit of all people whose existence depends on Siemens. For the benefit of the local communities in which we operate throughout the world. And not least of all, for the benefit of you, our shareholders.

We will continue to channel all of our efforts into maximizing benefits for all.

[redacted]

[redacted]	■ Worldwide	€92.5 billion	+ 11 %
	■ Excl. Infineon	€88.9 billion	+ 17 %
[redacted]	■ Worldwide	€87.0 billion	+ 12 %
	■ Excl. Infineon	€82.2 billion	+ 15 %
[redacted]		€2.1 billion	2000: €8.9 billion

[redacted]

[redacted]		
■ from Operations (excl. Infineon)	€1.3 billion	- 53%
■ excluding restructuring and asset write-downs	€3.2 billion	+ 14%
[redacted]	€7.0 billion	+ 14%

	Examples: ■ Power Generation ■ Transportation Systems ■ Medical Solutions	30% of sales
	Examples: ■ Automation and Drives ■ Osram	30% of sales
	Examples: ■ Information and Communications ■ Siemens VDO Automotive ■ Siemens Dematic	40% of sales

[redacted]

- 25,000 employees
- Sales: €4 billion
- 45 joint ventures in China – profitable

■ Information and Communication Networks	8 – 11	I&C Group margin targets for 2004
■ Information and Communication Mobile	8 – 11	
■ Siemens Business Services	5 – 6	
■ Automation and Drives	11 – 13	
■ Industrial Solutions and Services	4 – 6	
■ Siemens Dematic	7 – 9	
■ Siemens Building Technologies	7 – 9	
■ Power Generation	10 – 13	
■ Power Transmission and Distribution	5 – 7	
■ Transportation Systems	5 – 7	
■ Siemens VDO Automotive	5 – 6	
■ Medical Solutions	11 – 13	
■ Osram	10 – 11	

27

■ Worldwide	€6.8 billion		
■ Excl. Infineon	€5.6 billion		

■ Worldwide	9,000	per year
■ Excl. Infineon	7,000	per year
■ Equals	30	per working day
■ Patent applications	6,000	per year

[redacted]

- Training
- Diversity
- Employee-oriented policies

[redacted]

- Learning and research
- Public welfare
- Arts and culture

29

- Acceleration of key innovations
- Continuous quality improvement
- Efficient use of employed capital
- Highly committed leadership team
- Combination of information technology / services

[redacted]

- Focus on fossil power plants
- Takeover of Demag Delaval
- Integration of Westinghouse
- Keeping pace with technical innovations
- Global business – Strong Number 2
- Order backlog of €26 billion
- Expansion of components and service business

[redacted]

- Process and quality problems solved
- Wildenrath test center
- Platform strategy for rolling stock
- Innovative products and systems
- Order backlog of €11 billion
- Expansion of service and maintenance business

1.	Restoring profitability at I&C
2.	Integration of Atecs Mannesmann
3.	*top*+ U.S. Business Initiative
4.	Further progress in asset management
5.	Reduction of corporate costs, similar measures at the Groups and Regional Companies

Global network of innovation


Global network
of innovation

SIEMENS

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Siemens sold 40 million Infineon shares

Siemens AG sold through its Dutch subsidiary Siemens Nederland N.V. 40 million Infineon shares as a block trade. The shares were placed by Goldman Sachs prior to the opening of the market on January 8, 2002 with institutional investors at a price of EUR 24,35 per share. Closing took place on January 11, 2002. This announcement appears as a matter of record only, all of the shares having been sold in transactions outside of the United States.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: February 5, 2002

By: ______________________
Name: Charles Herlinger
Title: Vice President and Corporate Controller

By: ______________________
Name: Bernd Vogt
Title: Deputy Vice President